25002236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37730

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 21 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Haverford Trust Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Radnor Corporate Center, Suite 450
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul S. Rovner	610-995-8700	provner@haverfordquality.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MarieElena Ness, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Haverford Trust Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Deborah L. Roberts, Notary Public
Delaware County
My commission expires May 4, 2026
Commission number 1099571
Member, Pennsylvania Association of Notaries

Deborah L. Roberts

Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 under
the Securities and Exchange Act of 1934

December 31, 2024

(These financial statements should be deemed confidential pursuant to
subparagraph (e)(3) Rule 17a-5)

(With Report of Independent Registered Public Accounting Firm Thereon)

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Financial Statements

December 31, 2024

Table of Contents

KPMG LLP
Suite 4000
1735 Market Street
Philadelphia, PA 19103-7501

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Haverford Trust Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

KPMG

240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 25, 2025

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2024

Assets		
Cash and cash equivalents	$	2,412,339
Investments, held-to-maturity (estimated fair value of $2,503,300)		2,501,654
Other assets		41,502
Total assets	$	4,955,495
Liabilities and Stockholder's Equity		
Liabilities:		
Due to affiliates		9,219
Accrued expenses and other liabilities		29,108
Total liabilities		38,327
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		4,867,168
Total stockholder's equity		4,917,168
Total liabilities and stockholder's equity	$	4,955,495

See accompanying notes to financial statements.

-Confidential-

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Income

Year ended December 31, 2024

Revenue:		
Interest income	$	250,292
Total revenue		250,292
Expenses:		
Employee compensation and benefits		151,853
Accounting and auditing		26,925
Computer charges		11,268
Insurance		3,781
Occupancy		5,435
Office supplies and expenses		720
Registration fees		23,390
Taxes, other than income taxes		676
Telephone		463
Other expenses		1,405
Total expenses		225,916
Net income	$	24,376

See accompanying notes to financial statements.

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2024

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2023	$	100	49,900	4,842,792	4,892,792
Net income		—	—	24,376	24,376
Balance, December 31, 2024	$	100	49,900	4,867,168	4,917,168

See accompanying notes to financial statements.

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net income	$	24,376
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities that provided (used) cash:		
Decrease in other assets		9,026
Increase in net amount due to affiliates		19,290
Decrease in accrued expenses and other liabilities		(3,164)
Net cash provided by operating activities		49,528
Cash flows from investing activities:		
Purchase of held-to-maturity securities		(2,501,654)
Net cash used in investing activities		(2,501,654)
Net decrease in cash and cash equivalents		(2,452,126)
Cash and cash equivalents, beginning of year		4,864,465
Cash and cash equivalents, end of year	$	2,412,339

See accompanying notes to financial statements.

(1) Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and was founded to provide brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. All the outstanding stock of HTC is owned by Drexel Morgan & Co., a Pennsylvania corporation, bank holding company, and registered investment adviser.

On October 31, 2023, the Company terminated its clearing relationship with Wells Fargo Clearing Services, LLC and as of December 31, 2024 had not entered into a new clearing relationship. The Company did not have any trading activity or commission income during 2024. The Company is evaluating its business to determine how to best position itself in the future.

(2) Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(a) Related-Party Transactions

During the year ended December 31, 2024, total expenses of $169,338 were allocated to the Company by HTC pursuant to a written agreement for office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. As of December 31, 2024, due to affiliates was $9,219 and represented an amount the Company owed to HTC related to the year-end settle-up of allocated expenses pursuant to the expense sharing agreement described above.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value.

(c) Investments

The Company holds a United States Treasury Floating Rate Note at December 31, 2024. This investment is classified as held-to-maturity. The amortized cost and estimated market value of the United States Treasury Floating Rate Note due January 31, 2026 was $2,501,654 and $2,503,300, respectively at December 31, 2024.

The Company did not record an allowance for credit loss for this security due to the nature of the holding.

(d) Revenue Recognition

There was no commission income recorded in 2024. Other income represents interest income related to the cash and cash equivalents and investments held-to-maturity.

(e) Income Taxes

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2021 – 2024) are subject to examination by the various jurisdictions.

(3) Segment Reporting

The Company has one reportable segment whose sole source of revenue is interest income for cash, cash equivalents and investments held-to-maturity. Its expenses primarily consist of allocated office space, certain compensation and related benefits, office supplies, and other shared corporate expenses.

The accounting policies of the segment are the same as those described in Note 2 - Summary of Significant Accounting Policies.

The Chief Operating Decision Maker is the President who assesses performance of the segment based on net income, which is reported on the Statement of Income.

(4) Fair Value Measurement

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

(Continued)

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2024.

(5) Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

(6) Agreement with Clearing Broker

The Company terminated its agreement with its clearing broker effective October 31, 2023, and did not enter into a new clearing relationship. The Company did not have any trading activity or commission revenue after this date.

(7) Subsequent Events

The Company has evaluated subsequent events through February 21, 2025, the date the financial statements were available to be issued.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $4,799,863 at December 31, 2024, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 0.80% at December 31, 2024.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

Schedule I

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2024

Net capital:		
Total stockholder's equity	$	4,917,168
Deductions and/or charges:		
Nonallowable assets:		
Other assets	$	32,188
Haircuts on securities:		
Other securities - cash and cash equivalents and investments	$	85,117
Net capital	$	4,799,863
Aggregate indebtedness:		
Accrued expenses and other liabilities	$	38,328
Total aggregate indebtedness	$	38,328
Computation of basic net capital requirement:		
Minimum net capital required	$	50,000
Net capital in excess of minimum requirement	$	4,749,863

No material differences exist between the net capital computation on Part IIA of the Company's amended Form X-17A-5(a), which was filed on January 28, 2025, and the net capital computed above as of December 31, 2024.

See accompanying independent auditors' report.

Schedule II

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2024

Haverford Trust Securities, Inc. claims exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

Schedule III

HAVERFORD TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of The Haverford Trust Company)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2024

Haverford Trust Securities, Inc. claims exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.